As filed with the Securities and Exchange Commission on December 18, 2014

Registration No.  333-183920

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 5

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Chile

(Name of Registrant)

Julio Fiol Zúñiga

Consul General of the Republic of Chile
886 United Nations Plaza, Suite 601
New York, New York 10017

(Name and address of Authorized Representative
of the Registrant in the United States)

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
1 Liberty Plaza
New York, New York  10006

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement under Schedule B (File No. 333-183920) of the registrant, as amended as of its most recent effective date, December 2, 2014, is being filed solely to add exhibits to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

CONTENTS

This Post-Effective Amendment No. 5 to Registration Statement No. 333-183920 comprises the following:

(1)           The facing sheet.

(2)           The following exhibits:

A.                                    Form of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

B.                                    Form of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

C.                                    Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

D.                                    Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

E.                                     Opinion of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada, special Chilean counsel to the Republic of Chile, with respect to the legality of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

F.                                      Opinion of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada, special Chilean counsel to the Republic of Chile, with respect to the legality of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

G.                                    Names and addresses of underwriters of the Republic of Chile’s €800,000,000 1.625% Notes due 2025 and US$1,060,131,000 3.125% Notes due 2025.

H.                                   Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibits C and D).

I.                                        Consent of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada (included in Exhibits E and F).

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 18th day of December, 2014.

By:	/s/ Alejandro Micco Aguayo
Alejandro Micco Aguayo Undersecretary of the Ministry of Finance Republic of Chile

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment thereto in the City of New York, New York, on the 18th day of December, 2014.

By:	/s/ Julio Fiol Zúñiga
Julio Fiol Zúñiga Consul General of Chile in New York

EXHIBIT INDEX

Exhibit

A.	Form of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

B.	Form of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

C.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

D.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, with respect to the legality of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

E.

Opinion of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada, special Chilean counsel to the Republic of Chile, with respect to the legality of the Republic of Chile’s €800,000,000 1.625% Notes due 2025.

F.

Opinion of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada, special Chilean counsel to the Republic of Chile, with respect to the legality of the Republic of Chile’s US$1,060,131,000 3.125% Notes due 2025.

G.	Names and addresses of underwriters of the Republic of Chile’s €800,000,000 1.625% Notes due 2025 and US$1,060,131,000 3.125% Notes due 2025.

H.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibits C and D).

I.	Consent of Philippi, Yzarrázaval, Pulido & Brunner Abogados Limitada (included in Exhibits E and F).